UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2007            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated May 14, 2007

2.

News Release dated May 18, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: May 22, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                      TSX-V: “DJE”/OTC BB:”DJEEF”

FOR RELEASE:

                                May 14, 2007

Dejour Update on Titan Uranium Drilling Program

Vancouver, British Columbia, Canada, May 14, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”) Robert L. Hodgkinson, Chairman & CEO is very pleased to announce that Titan Uranium Inc. (TSX-V:TUE)  drilling is scheduled to commence on or about May 17, 2007 on the Carlson Creek project located 20 km along trend of Cameco’s McArthur River mine, the world’s largest and highest grade uranium producer.

The Carlson Creek project area is located in the east Athabasca Basin, home to all of Canada’s current uranium production. In addition to its proximity to the McArthur River mine, the property is adjacent to the JCU (Canada) Exploration Christie Lake property which hosts the Paul Bay uranium deposit (Saskatchewan Mineral Deposit Index- #2654 quoted as 212,941 tonnes grading 3.53% U3O8; 16,570,000 lbs U3O8).

The drill targets on the Carlson Creek property are EM conductors defined by a 2006 airborne VTEM survey. These basement electromagnetic anomalies do not appear to have been detected by previous lower-powered geophysical surveys. Importantly, the Paul Bay structure can be traced on to the Titan property where it intersects the conductors, an ideal location for unconformity style uranium mineralization.

Initially 2000 metres of drilling is planned where at least three drill holes will test the EM conductor axis/structure intersections. The depth to the unconformity is estimated at 420 metres.

J. Allan McNutt, P.Geo., M.A, Sc. is the qualified person for this project.

Titan is a well-capitalized Saskatchewan-based uranium explorer with a very dominant property portfolio in the southwest portion of the Athabasca Basin.  Dejour is the largest Titan shareholder, holding 17.5-million shares and three-million warrants representing approximately 34% of Titan’s approximately 52-million shares outstanding.

In addition to becoming a major shareholder in Titan, Dejour will be the beneficiary of a 1% NSR and a retained 10% working interest in each property it is contributing to Titan to the point of a completed bankable feasibility study. Carlson Creek is one of such contributed properties.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 288,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprising of 49,000 gross acres.

The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                      TSX-V: “DJE”/OTC BB:”DJEEF”

FOR RELEASE:

                                May 18, 2007

Dejour Enterprises Ltd. Lists on the American Stock Exchange - Trading Symbol “DEJ”

May 18, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (DJE: TSX/OTC BB:”DJEEF and D5R: Frankfurt) announces that its common shares have been approved for listing on the American Stock Exchange (“AMEX”) and is tentatively scheduled to begin trading at the opening of the market on May 23, 2007.  The AMEX listing approval is contingent on the Company being in compliance with all applicable listing requirements on the date that it begins trading and may be rescinded if the Company is not in compliance with such standards.

The Company’s common shares will trade on AMEX under the symbol “DEJ” and will continue to trade on the TSX-V under the symbol “DJE” and the Deutsch Bourse Frankfurt under the symbol “D5R” until further notice.

Chairman & CEO Robert L. Hodgkinson states “the AMEX listing will provide Dejour greater visibility to the US markets.  This listing provides the opportunity to grow our US shareholder base and enhance market liquidity”.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 288,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprised of 49,000 gross acres.

The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com